Exhibit 99.1

FOR IMMEDIATE RELEASE

Lombard Medical Reports 2015 First Quarter Results

Revenue up 66 Percent Year-Over-Year; U.S. Sales Increase 125 Percent

Irvine, CA – May 11, 2015 – Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today reported financial results for the first quarter ended March 31, 2015 and an operational update.

Q1 and Recent Operational Highlights

•	Total 2015 first quarter Aorfix revenue grew 66 percent1 to $3.4 million compared to revenue of $2.1 million in the first quarter of 2014.
•	U.S. Aorfix revenue grew to $1.1 million in the first quarter of 2015, up 125 percent from $0.5 million in the first quarter of 2014.
•	Gross margin for the 2015 first quarter was 46 percent compared to 34 percent for the prior year period.
•
In February, the FDA approved Aorfix™Plus, an addition to the Aorfix endovascular stent graft portfolio that potentially allows up to 10 percent more patients with AAAs to be treated with the Aorfix platform.

•	In March, the Company received approval for the AorFlex™ delivery system from the Japanese Ministry of Health, Labour and Welfare.
•
In April, the Company entered into a $26 million secured term loan facility with Oxford Finance LLC.  Lombard Medical received $11 million in proceeds at the loan closing on April 24 with additional funds becoming available upon achievement of near-term revenue milestones.

•	In April, the Company enrolled and treated the first patient in the ARCHYTAS global registry and successfully enrolled the first patients in its U.S. post-marketing surveillance program for Aorfix.

Operational and Financial Results

Led by U.S. procedures that more than doubled, global Aorfix revenue increased 66 percent1 to $3.4 million in the first quarter of 2015 compared to $2.1 million in the first quarter of 2014.

In the U.S., where Aorfix was formally launched in November 2013, and is sold exclusively through the Company’s own sales force, revenue in the 2015 first quarter was $1.1 million, up approximately 125 percent from $0.5 million in the first quarter of 2014.

"The first quarter was marked by commercial execution and equally significant regulatory progress,” said CEO Simon Hubbert.  “In the U.S., we saw continued adoption with new centers adding Aorfix to their AAA treatment options, and we received FDA approval for the new AorfixPlus stent graft. Whilst in Japan, the second largest stand-alone AAA market worldwide, we achieved continued market share gains along with regulatory approval for the Aorflex delivery system.”

In Japan, where Aorfix is sold through the Company’s exclusive distributor, Medico’s Hirata, and where regulatory approval was received in August 2014, revenue in the 2015 first quarter was $0.9 million.  There was no comparative revenue in the first quarter of 2014.  As noted above, the pending regulatory approval in Japan of the latest AorFlex delivery system came in March, earlier than had been expected.  In other international markets, reduced revenue in Western Europe was partially offset by strength in Latin America and Asia/Pacific.

Gross margin for the 2015 first quarter was 46 percent compared to 34 percent for the prior year period.  The improvement was primarily due to the effect of higher average U.S. selling prices and the spreading of fixed manufacturing costs over increased production volumes.

Total operating expenses for the 2015 first quarter were $11.3 million compared to $7.8 million in the first quarter of 2014.  The net loss for the first quarter of 2015 was $9.5 million, or $0.59 loss per share, compared to a net loss of $6.9 million, or $0.62 loss per share, for the first quarter of 2014. The increased operating expenses and net loss were principally due to on-going investments in U.S.-based operations, commercial infrastructure, additional direct sales people, product development activities and share-based compensation charges.

The Company’s balance sheet as of March 31, 2015, showed total cash and cash equivalents of $45.1 million.  Proceeds from the Company’s recently announced credit facility were not reflected in the March 31, 2015 cash and cash equivalents balance as those funds were not drawn against until after the end of the first quarter.

Company Outlook

The Company reaffirmed that it expects to achieve revenue for 2015 of between $18 million and $20 million.  This growth is expected to result from a more than doubling of the combined number of Aorfix procedures for the Company’s four largest markets (U.S., Japan, UK and Germany) and pricing that remains stable in those markets.

Conference Call
Lombard Medical’s management will discuss the Company's financial results for the first quarter ended March 31, 2015 and provide a general business update during a conference call beginning at 4:30 p.m. Eastern Time today, Monday, May 11, 2015.  To join the call, participants may dial 1-877-407-4018 (domestic), 0800-756-3429 (UK toll-free) or 1-201-689-8471 (international).  To listen to a live webcast of the conference call, visit the Events and Presentations page under the Investors tab at www.lombardmedical.com.

An archived replay of the webcast will be available shortly following the completion of the call on the Events and Presentations page under the Investors tab at www.lombardmedical.com.

1 Total Aorfix revenue growth was 73 percent for the 2015 first quarter on a constant currency basis, calculated using 2014 average rates.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market.  The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. The Company’s lead product, Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only ‘on-label’ endovascular treatment option for patients with this complex AAA anatomy.  All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, CEO William J. Kullback, CFO	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com
FTI Consulting (UK) Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000

- Tables Follow -

Consolidated Statements of Comprehensive Income
for the three-month period ended March 31, 2015 (unaudited)

	Three months ended March 31,
	2015 $’000	2014 $’000
Revenue	3,409	2,058
Cost of sales	(1,828)	(1,359)
Gross profit	1,581	699
Gross margin	46%	34%
Selling, marketing and distribution expenses	(6,268)	(4,141)
Research and development expenses	(2,442)	(1,563)
Administrative expenses	(2,628)	(2,128)
Total operating expenses	(11,338)	(7,832)

Operating loss	(9,757)	(7,133)
Finance income—interest receivable	47	45
Finance costs	(22)	(18)
Loss before taxation	(9,732)	(7,106)
Taxation	189	187
Loss for the period	(9,543)	(6,919)

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(1,387)	835
Total comprehensive loss for the period	(10,930)	(6,084)

Basic and diluted loss per ordinary share (cents)
From continuing operations	(59.0)	(61.9)

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet
as at March 31, 2015 (unaudited)

	March 31, 2015 $’000	December 31, 2014 $’000
Assets
Intangible assets	4,947	5,259
Property, plant and equipment	3,168	3,087
Other receivables	358	348
Non-current assets	8,473	8,694

Inventories	4,915	4,895
Trade and other receivables	3,707	3,911
Taxation recoverable	1,217	2,065
Cash and cash equivalents	45,096	53,334
Current assets	54,935	64,205

Total assets	63,408	72,899

Liabilities
Trade and other payables	(6,179)	(5,434)
Current liabilities	(6,179)	(5,434)

Borrowings	(2,651)	(2,632)
Non-current liabilities	(2,651)	(2,632)

Total Liabilities	(8,830)	(8,066)

Net assets	54,578	64,833

Equity
Called up share capital	162	162
Share premium account	49,608	49,608
Capital reorganization reserve	205,686	205,686
Other reserves	-	-
Translation reserve	858	2,245
Accumulated loss	(201,736)	(192,868)
Total equity	54,578	64,833

The accompanying notes form part of these financial statements.

Consolidated Statements of Changes in Equity
for the three month period ended March 31, 2015 (unaudited)

	Share Capital $’000	Share Premium $’000	Other Reserves $’000	Translation Reserve $’000	Capital Reorganization Reserve $’000	Accumulated Loss $’000	Total Equity $’000
At January 1, 2014	52,406	134,305	19,087	4,192	-	(160,657)	49,333
Loss for the period	-	-	-	-	-	(6,919)	(6,919)
Share-based compensation	-	-	-	-	-	547	547
Currency translation	-	-	-	835	-	-	835
At March 31, 2014	52,406	134,305	19,087	5,027	-	(167,029)	43,796

Loss for the period	-	-	-	-	-	(27,833)	(27,833)
Share-based compensation	-	-	-	-	-	1,994	1,994
Capital reorganisation	(52,294)	(134,305)	(19,087)	-	205,686	-	-
Issue of ordinary shares	50	54,950	-	-	-	-	55,000
Share issue expenses	-	(5,342)	-	-	-	-	(5,342)
Currency translation	-	-	-	(2,782)	-	-	(2,782)
At December 31, 2014	162	49,608	-	2,245	205,686	(192,868)	64,833

Loss for the period	-	-	-	-	-	(9,543)	(9,543)
Share-based compensation	-	-	-	-	-	675	675
Currency translation	-	-	-	(1,387)	-	-	(1,387)
At March 31, 2015	162	49,608	-	858	205,686	(201,736)	54,578

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statements
for the three month period ended March 31, 2015 (unaudited)

	Three months ended March 31,
	2015 $’000	2014 $’000
Loss before taxation	(9,732)	(7,106)
Depreciation and amortization of licenses, software and property plant and equipment	336	233
Share-based compensation expense	675	547
Net finance income	(25)	(27)
Increase in inventories	(249)	(615)
Decrease/(increase) in receivables	13	(2,585)
Increase in payables	1,018	1,868
Net cash used in operating activities	(7,964)	(7,685)
Interest received	35	24
Research and development tax credits	966	833
Net cash outflow from operating activities	(6,963)	(6,828)

Cash flows from investing activities
Purchase of property, plant and equipment	(423)	(673)
Purchase of intangible assets	(15)	(217)
Net cash flows used in investing activities	(438)	(890)

Cash flows from financing activities
Net cash flows from financing activities	-	-

Decrease in cash and cash equivalents	(7,401)	(7,718)
Cash and cash equivalents at beginning of year	53,334	40,866
Effects of exchange rates on cash and cash equivalents	(837)	218
Cash and cash equivalents at end of year	45,096	33,366

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation
The unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively IFRS) as issued by the IASB including those applicable to accounting periods ending December 31, 2015 and the accounting policies set out in the Company’s financial statements as of and for the two years ended December 31, 2014.  These interim financial statements have been prepared and approved by the Directors in accordance with International Accounting Standard 34 “Interim Financial Reporting.”  They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at December 31, 2014.

The financial information contained in this interim financial statement is unaudited.  The interim financial statements have been prepared on the going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future.

The presentational currency for this interim financial statement is U.S. dollars. The exchange rates relevant for each period were as follows:

	Three months ended March 31,
	2015 $’000	2014 $’000
Sterling/U.S. dollar exchange rate
Closing rate	1.48	1.66
Average rate	1.52	1.66

The Group received regulatory approval in February 2013 for its Aorfix product in the United States and formally launched the product in the fourth quarter of 2013.  It will continue to absorb cash until sufficient funds from products sold are generated. Following the NASDAQ IPO in the first half of 2014, the group had $45.1 million of cash as at March 31, 2015.  On April 24, 2015 the Company received an $11 million loan funding as part of a $26 million secured loan facility with Oxford Finance LLC. The company has the option of drawing another $10 million after achieving a specified revenue milestone, with a final $5 million becoming available after reaching an additional revenue target.  This funding will extend cash resources beyond Q1 2016.  Based on the above, the Directors consider the going concern assumption to be appropriate and therefore the going concern basis has been adopted in the preparation of these financial statements.

These policies have been applied consistently throughout the year except where otherwise indicated.

2 Operating Segment Analysis

The Group is engaged in a single business activity of cardiovascular devices and medical fabrics and the Group does not have multiple operating segments.  The Group’s cardiovascular devices and medical fabrics business consists of the development and commercialization of these products.  The Executive Management team is the Group’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team.  In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS financial statements.

In addition to the geographical segments required under IFRS which is shown below, the Company analyzes its business based on the categories and information in the following table:

	Three months ended March 31,
	2015 $’000	2014 $’000
Aorfix Commercial Revenue
United States direct market	1,123	499
Western Europe direct markets	740	979
Japan distributor market	902	-
International distributor markets excluding Japan	644	570
Total Aorfix commercial revenue	3,409	2,048
Other commercial revenue	-	10
Total revenue	3,409	2,058

	Three months ended March 31,
	2015 $’000	2014 $’000
Revenue by destination:
United Kingdom	397	553
Germany	343	426
United States of America	1,123	499
Japan	902	-
Rest of World	644	580
	3,409	2,058

3 Borrowings

Medico’s Hirata convertible loan
On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc.  The loan accrues interest of 3 percent per annum, payable when the loan is repaid or converted.  The loan is repayable seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

At March 31, 2015, the amount outstanding comprised:

$’000
Face value plus accrued interest of convertible loan notes at January 1, 2015	2,632
Interest expense	19
Included in non-current liabilities	2,651

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted.  The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment

4 Taxation on Loss on Ordinary Activities

	Three months ended March 31,
	2015 $’000	2014 $’000
UK research and development claim:
for the current year	190	191
for prior years	-	-
	190	191
Overseas taxation credit (charge)	(1)	(4)
Total tax credit	189	187

5 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares.  The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three months ended March 31,
	2015 $’000	2014 $’000
Loss for the period ($’000)	(9,543)	(6,919)

Weighted average number of ordinary shares (‘000)	16,186	11,186

Basic and diluted loss per share (cents)	(59.0)	(61.9)

The weighted average number of shares figure for 2014 reflects the 2014 share for share exchange of one new ordinary share of $0.01 each of Lombard Medical, Inc. for every four existing ordinary shares of 20 pence each of Lombard Medical Technologies plc.

6 Post Balance Sheet Events

On April 24, 2015 the Company received an $11 million loan funding as part of a $26 million secured loan facility with Oxford Finance LLC.  The company has the option of drawing another $10 million after achieving a specified revenue milestone, with a final $5 million becoming available after reaching an additional revenue target.  The interest on the loan is three month US LIBOR + 7.24% fixed at each advance.  The interest rate on the first $11 million is 7.52%.  The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.

7 Related Party Disclosures

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price.  The Abingworth funds held 16.8 percent of the Company’s shares following the Initial Public Offering and 21.5% on December 31, 2014.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price.  Invesco Asset Management Limited held 39.0 percent of the Company’s shares following the Initial Public Offering and 37.2% on December 31, 2014.

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen purchased 8,075 shares at an average price of $6.41, Simon Hubbert purchased 3,450 shares at an average price of $7.35, Simon Neathercoat purchased 8,800 shares at an average price of $6.32, Craig Rennie purchased 15,060 shares at an average price of $6.52 and John B. Rush purchased 3,000 shares at an average price of $7.34.

#####